Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed under Rule 14a-12 of the

Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No. 001-04721

Investment Community Meeting

Merger Update

February 10, 2005

Safe Harbor

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995. A number of the matters discussed in this presentation that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Sprint and Nextel, combined operating and financial data, future technology plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Sprint and Nextel and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sprint’s and Nextel’s respective reports filed with the SEC, including each companies annual report on Form 10K for the year ended December 31, 2003 and quarterly report on Form 10Q for the quarterly period ended September 30, 2004 as such reports may have been amended. This presentation speaks only as of its date, and Sprint and Nextel each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S4 will be filed with the SEC. SHAREHOLDERS OF SPRINT AND SHAREHOLDERS OF NEXTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE

PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION. The final joint proxy statement/prospectus will be mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Sprint Investor Relations at, 913794 1126, or from Nextel Investor Relations at, 7034334300.

Participants In Solicitation

Sprint, Nextel and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the combination. Information concerning Sprint’s participants is set forth in the proxy statement, dated, March 16, 2004, for Sprint’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Nextel’s participants is set forth in the proxy statement, dated April 2, 2004, for Nextel’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Nextel in the solicitation of proxies in respect of the combination will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.Kurt Fawkes: We’re gong to shift gears now and we’re going to go to the merger discussion and bring back up Gary Forsee. As a reminder, we’ll have a Q&A session following Gary’s remarks as well regarding the merger.

* * *

Gary Forsee: We’re clearly rounding the clubhouse turn for the morning and I certainly appreciate your attention as we’ve described to you the details about Sprint’s operations looking back, but also looking forward into 2005. But it is time to turn the page and talk about an update for our Sprint Nextel merger. We’ll start with the 2 wet blanket charts that hopefully won’t get you too distracted. But it is important to let you know that all of our statements this morning that are about the merger are forward-looking and to be sure that you take them in that context.

Let me kind of step aside for a minute and maybe step back to December 15th because I think it’s important, particularly with all of the other activity that’s been going on in the marketplace, to really remind of you of what we had in mind when we announced the merger and probably also to plant 2 or 3 thoughts with you as you think about what I’m going to say this morning and as you perhaps contrast that with other things that you’re hearing. So I’m going to talk about 2 companies coming together that are performing well, that are performing certainly in the past couple of years closer to the top of their game. We’re going to talk about innovation. We’re going to talk about growth, which I think is a story in and of itself, related to the combination of assets we’re putting together. We’re going to talk about the assets that are being brought together with these 2 companies. And if you buy into the notion that you heard this morning of integration, of convergence, of looking around the corner to what’s gong to be required to compete in the future, then I think this asset story is something again provides a very significant contrast.

I will tell you, since the announcement on the 15th, both companies have been locked in on what it’s going to take to bring the merger to consummation, getting the teams in place that are going to be responsible for the integration activities, obviously all the myriad activities associated with regulatory filings, which I’ll provide some perspective on, but also paying attention and reminding ourselves what got us here. What got us here is because both companies were very focused on execution and so as we have all of our joint meetings today, Tim and I take the opportunity to stand up and remind everybody, remember how we got here. We paid attention to our customers, paid attention to our investors, and rest assured, as we move full step into our integration plans this year, we’re going to keep that in mind as we move ahead.

I think it’s important to step back and show you just a couple of charts to remind you about this combination, certainly 2 very strong brands, 2 companies that are performing well, that have had a heritage of standing for innovation and for taking care of customers. We do have extensive customer relationships and I think that’s what makes this combination unique. This isn’t putting 2 organizations together that have exact overlaps. We’re bringing together a company that has strength in enterprise historically on the wireline business, a company that has strength and business customers on the wireless business, and certainly Sprint’s strength related to consumers and to the use market. Bringing together companies that have had a culture of innovation, whether it’s the Push-to-talk, whether it’s the CDMA technology that’s been deployed, our PCS Vision products, the Tier 1 global IT network. Again, these are assets that were created by these companies, assets that apply to innovation, and it’s the applications that go along with that.

We’ve had industry leadership positions, whether it’s been wireless ARPU or whether it’s been wireless data ARPU, whether it’s been the Push-to-talk feature, ReadyLink features, the communities that are served. So again, we stood for something unique and distinctive in the marketplace and these assets are complementary. We’re bringing together 2 national wireless networks, a global long distance network, the Nextel wireless business base from a consumer —excuse me, from the business customer and its government book of business and Sprint’s wireless consumer portfolio. Again, very complementary as you think about the assets that are being brought together.

This will be 1 of 3 large wireless providers. And I think as you reflect back on the size and scale questions certainly our company has gotten in the past and you think about what’s being created, the Sprint Nextel as it relates to the other large wireless companies that are out there, we’re going to have 41 million customers on our combined network. You’ll be able to, in essence, at that stage throw a rope around the 3 large companies and the distinction between number 1, number 2 and number 3, I would submit to you will be diminished as a result of that.

Scope of coverage, we will cover 262 million pops, more than any other carrier in the country at that stage. Our spectrum position will be extraordinary. We’ll have an enviable position whether it’s across the current Nextel position at 800 megahertz in their iDEN network, the one that 9 position that we operate our CDMA network in, EV-DO as we deploy that in 2005, and we have, as you know, significant holdings for the question earlier in the 2.5 gigahertz band. And these licenses cover 83% of the households in the top 100 market. So from an asset perspective and from our ability to take advantage of these as we bring these 2 companies together, I think you can again have the perspective that this is combining 2 companies that are complementary in nature as opposed to companies that were not performing on top of their game and one company having to pull out the other, if you will.

The network reach is a very significant part of the story and I’ve got a chart later on that shows you that we have carefully thought through how these networks will migrate and how that will occur in the future. And the point that was made earlier, the significance and the enablement capability of our global IP network, I want to keep reminding you that’s what is distinct and different. I think Howard made the point, I hope substantiated for you that that is a key differentiation. It is the aspect that we have that provides owner economics across those 2 platforms. And, more importantly, allows us the opportunity to explore those applications and service.

Talked about growth and again, as you think about 2 companies that will be bringing together the wireless growth perspectives, 85% of our revenues in this new company will be pointed at wireless and, as you heard from our chart this morning and as I assume you would hear from Nextel’s charts, performing historically in the double-digit fashion, this will be a company that will be leading with a growth story. And certainly from a top line perspective and the bottom line perspective, the EBITDA performance for Nextel in the 9 months ended September their EBITDA grew 25% and, as you saw from our full year results, grew at 19%. Again, this will be a story about growth.

A question came up earlier about net adds and the perspective that we’ve had about that. There has been announcement by Nextel on their net add performance for the year and in total, the 2 companies last year added 7.3 million net adds on their network, 4.4 million for Sprint and 2.9 million for Nextel. So again, if you want to think of the headlines about this business combination and you want to think about the place for investors to pay attention to in the future, it’s a story about growth.

As we move into the integration activities that are now at full speed, we have taken on some very clear principles of the integration. This is going to be about picking the best of the best, whether that applies to our processes and systems that are in place or our people. We will be hitting the ground running at launch and that’s going to apply to how customers will interact with us, how we go to market as 1 company, and how the combined workforce will be operating under a common framework within that context. We obviously have the migration strategies and that certainly applies to network, it applies to our service offerings, it applies to our systems, all those which you would normally expect to occur will have timelines associated with that and action teams that will be responsible for that.

I now want to delve into 2 areas that I know were of specific interest to you, 1 on going a level deeper on synergies and 1 providing a little more commentary on the network migration before I move into some commentary about the organization that we’re providing to the integration activities. But first on the synergies. In December when we announced the merger, we talked about we had identified $12 billion, a net present value of cost synergies that would occur as a result of the merger. We outlined kind of the high levels at that point that we would expect to occur as we move toward the integration. So this will provide a little more commentary on this chart.

And the next capital expenditures of 4.8 billion representing 37% of the overall synergies, network operations, and I’ll provide some commentary on what goes into the makeup of that, $3 billion or 23% of the overall synergies, SG&A 4.4 billion or 34% of the synergies, and revenues, which in a lot of business combinations sometimes don’t get full attention and rest assured in this combination they will because of the opportunities to take advantage of what would be over 1,500 retail stores to the question that Tim got earlier about the scale and scope of our retail distribution and to take advantage of the opportunity to cross-sell product into each other’s existing distribution channels will be very significant and revenue synergies will be, I think, in the future one of the key opportunities we’ll have to come back and talk about overachievement of this number.

The integration costs certainly in any combination of this size will be significant, $800 million will be an estimate of the integration cost that will be provided to allow us to take care of branding, to take care of systems, to take care of any reducion in workforce as we look at the combination timeline and schedule.

This chart’s got a lot of detail on it. Certainly have a copy in your binders to follow along. But to give again a little more commentary about what goes into the makeup of those dollars, from a CapEx perspective as we start to plan the networks and plan the migration, Nextel and Sprint will obviously have the opportunity to take advantage of already deployed assets, in our case a EV-DO network that will move into EV-DO Rev. A into the future. We’ll have the opportunity to rationalize IT capabilities, billing systems, all those producing, as you would expect, significant savings, as well as to take full advantage at 2 levels of our cell sites overlap to create at the end of the day a more robust network that will have better coverage and better capabilities than either of us have today but also along the way to reduce our cell site as a result of that co-location.

Network operations will be a key focus area for cost reductions. The number of cell sites and switches will be reduced over time. We’ll be able to leverage the existing networks to take advantage of our access position to lower our transport costs. We’ll migrate over time customers to the CDMA network. On SG&A we’ll also be able to reduce our non-network operating expense through a combination of our sales organization, distribution and marketing efforts that will obviously reduce redundancy and overlaps, at back office integration for billing, for customer care, infrastructure support, supply chain management for the questions that we got earlier, and obviously the opportunity to increase our purchasing power on handsets, which is one of our larger expenses, as you would imagine. So again, a significant opportunity and not to overlook the revenue piece that sometimes gets short shrift, this will get full attention in our context of Sprint Nextel.

Network technology, we hit on this at the time of the merger and certainly we are operating today on 2 different networks, 2 different standards. And the announcement this week by Nextel of the resolution of their consensus plan is a very significant milestone that allows us to begin in earnest the planning toward the migration of the networks into the future. So in 2005, following this timeline, what you could expect us to have in place would be our existing plan to build out the issues that Kathy talked about, the issues that Nextel would be talking about in the context of their plans for adding capacity and capability, will be unchanged this year related to quality, capacity and general network expansion. We’ll begin planning this year for site deconstruction and consolidation. We’ll certainly look at site sharing agreements that would really enable this co-location that we just put in place, even in the course of 2005 before the merger closes for that matter, and we will be finalizing the product direction on the need for iDEN, Push-to-talk and ReadyLink interoperability, which would be expected in that 2006 timeframe.

In 2006, again we would begin that network organization consolidation, assuming a third quarter 2005 closing of our transaction. We would begin to merge the transport networks, going to deploy the CDMA, the iDEN, Push-to-talk interoperability, and begin technical trials in 4G or the BRF MMDS questions that came up earlier. So that would be an expectation that we would set for 2006 that we would begin trialing some of these capabilities across that position that we have. 2007, re-branding would be completed. We begin deployment of 4G broadband data should we opt to move in that direction, voice and PTTT trials on EV-DO Rev. A would also be part of that plan for 2007. And in 2008 where we would then have the opportunity to look at the residual use of the iDEN network, that the transition would be at full speed at that stage and we’ll have the opportunity to maintain iDEN for those Push-to-talk customers that really want that capability and want that continued service to move into the future.

So the point of showing this chart to you is, as we talked about in December and as you’ve heard the announcement details, I just want to convey to you that our network teams, our technology teams, 2 chief technology officers, have really spent enough time at this stage as we start to move that to the next level of integration planning to have a very good map of how this will occur. And we’re very enthused by the savings, as well as the capabilities that will be accruing to those customer sets as we work our way through this.

Next chart I wanted to show you the next evolution, if you will, of the organization design. If you’ll recall in December at the announcement we only showed at that stage my role, Tim Donahue’s role, Len Lauer’s role as the chief operating officer of the new company, Barry West as the chief technology officer, and the Co-Chief Transition Officers are Steve Nielsen, who is from Sprint, Rick Orchard from Nextel, and Paul

Saleh as the designated chief financial officer. What we’ve done since that period of time is spend a lot of time talking about the strategy of the new company, which goes back to the chart that I showed in the first part of the session around convergence, around we’re seeing the world develop the same way and from that, we’ve been able to take the next step, primarily in designing what would be Len’s direct reporting team related to our go to market functions of businesses and consumer solutions.

And think of that as segment approach with a strong chief marketing officer should we tie together the capabilities across those 2 platforms, a development officer that will have responsibility across both a global IP capability, as well as these 2 wireless networks that we’ll have to be sure that we merge our capabilities at the product level consistent with the strategies we’ve outlined, a network officer that will have responsibility for the chart that I showed previously in making this transition work and obviously with a significant responsibility for a very large portion of the synergies at the capital and the expense level, and finally an information technology officer. So again, we are in full stride on the organization design. You can expect within the next week or so that there would be an announcement that would identify that next tier of officers and from that we’ll continue to cascade with an expectation that another 100 or so officers could be announced in that April, May timeframe to be sure that we are ready to hit the ground running related to a third quarter closing of the merger.

Just a minute on a merger structure, our governance structure. All the lessons learned from any business combination is to be sure that an effective program management structure is put in place. So really on day 1, after the merger announcement, we began in earnest to plan for a governance structure that we thought would serve us well, not just at the time of close but to be sure that we do achieve, in fact overachieve the synergies that had been identified. So the executive steering committee is made up of Tim and myself, along with Len Lauer, Paul Saleh, Tom Kelly, to oversee all of the activities that will go on with the hundreds, if not thousands of activities that will be boiling up from the integration team. So you can see on this chart that we have linked the planning activities associated with spinning out our Local business because there would be a lot of interconnection and intersections within Sprint as we make those transition assignments and as we work the pulling apart from Sprint from those activities that had been very integrated in the past few years. All that will come together, including the legal regulatory perspective and to that integration office that Steve and Rick will be managing.

We’ve established 4 work streams that I think are important to also identify to you so that you have an understanding that this is not just flying at 50,000 feet. We already have identified even below this chart 14 functional teams that have been identified by both companies that are now coming together and starting to manage the work streams associated with achievement of the synergies and planning for Day One. Human capital and communications, including the culture associated with this new company, developing the Day One customer experience. If we’re closing in that third quarter timeframe, that’s not a lot of time to be sure you understand what that customer experience should look like and what the brand image, for that matter, should look like on Day One. Synergy and revenue optimization, driving that both at the — assigning that out as well as ensuring that the pieces are all coming together along the way based on our expectations and understanding that every day that ticks by there’s a large number associated with revenue and cost synergies. The program management office will have responsibility to supervise across that spectrum of activities. And the clean room is a way that we can put activities that would be otherwise competitively sensitive information into a common framework so decisions can be made in the planning mode, ready to be implemented as the deal closes. And certainly we are getting some outside consulting help on both the program management office as well as the administration and the function responsibilities that go into the clean room itself.

Let me give you a sense of the timeline. Again, all this is our best view at this stage subject to the FCC and other regulatory arenas that will be participating in getting this merger closed. Already, though, I think there’s been a significant list of accomplishments, including the governance structure I showed you, the filing of our Hart-Scott-Rodino documents, and on Tuesday the filing of our FCC documents, the merger application which was referenced a couple of times this morning. So we are off to the races. You would expect in the next few weeks that filing of our joint proxy, which will identify the shareholders vote expectation, which would be in that late May timeframe which would be our current best view.

The State Commission process is underway and State Commissions both in terms of approval of the merger, as well as understanding and approving the spend, will be an important part of that activity. So our best view right now is we would be closing Sprint Nextel to merger in the third quarter. Earlier the better from our perspective. That means that we need to have very efficient processes in place and working with the FCC to ensure that that takes place. But I would remind you that as the FCC last year approved merging of the second and third competitors in an 8-month timeframe, then you could ask the question, with the opportunity to approve the merger of the largest independent wireless centric company, why we shouldn’t be able to at least beat that timeline and beat that fairly handsomely would be my expectation.

The final piece, then, would be the spinout of our Local business and because of the state specific process that we’ll be going through in the 18 states where we operate and a few other states that will have a voice at the table, we would expect that that would close in early 2006. So we will close Sprint Nextel, be operating in the entity at that stage. We will, I think the third, fourth quarter timeframe, start to operate our entity that will be spun-out as if it were, in fact, a separate entity at that point in time and be ready in that early part of 2006 to go forward as Sprint Nextel and as our new Local entities spun-out into the marketplace.

So between now and then we have to stay on top of our game, both as it relates to focused execution as well as to continue to compete vigorously in the marketplace. Those rules are very clear and as Tim and I have said a couple of times, neither one of us would look very good in orange, so we have to be sure that we compete vigorously and per the Safe Harbor statements, follow that to the T. So I hope this gives you, in a very quick fashion, an update on the merger planning activity. I know that you have hundreds of questions that are at a level of detail that will be unfolded over the next several months, but I do want to ask Bob Dellinger, Len Lauer and Steve Nielsen to join me on the stage now for a short Q&A period before I then get into a wrap-up for the conference itself.

+++ q-and-a

Unidentified Audience Member: Thanks. I guess the big question that is on a lot of investor’s minds is will Verizon bid for you. You can’t answer that, but could you answer, a. have you been approached by Verizon Wireless, b. how would you view a potential link-up with Verizon Wireless and how that might, obviously would affect your Nextel potential merger? And if they were to launch some type of a hostile offer for you that you did rebuff, how would you go about rebuffing such an offer?

Gary Forsee: You had to ask. We like our strategy. As we started off our discussion early this morning, as we executed in 2004 and as our value increased as an enterprise and as our prospects were very clear around our integrated approach, at the end of the day we became more in charge, more in control of our strategic direction. So we had the chance to look at our prospects, whether that were to be our local access business, whether that were to be in our long distance business or whether that were to be in wireless, and obviously we have now made our statement about that. We have declared our hand, that being wireless centric. Having a business that’s going to be over 80% the revenues driven by wireless voice and data, enabled by a global IP network is our strategy. We’re very strong in our belief that that is a winning hand and the assets are going to be best positioned to the future.

So I can’t tell you what’s going on, and frankly at this point in time, don’t really care about the deliberations that are going on in San Antonio or Atlanta or down the street in other companies. We’re committed to our strategy and other companies would have to reconcile their beliefs about their prospects for the future and make their own calls about that. The merger agreement is very clear. If someone were to decide to come in and pursue either Sprint or Nextel, the agreements are very clear about the hurdles that would have to be dealt with, including the way the communications occur, which have to occur in writing and have to occur in a way that’s very transparent, at this point in time, to both merger partners. And beyond that, obviously it would be up to the Board of Directors and management in looking at the best interests of our shareholders and best interests of our prospects in making that comparison.

But suffice to say that we are very focused on getting to our shareholder growth, very focused on a merger integration, very focused on continuing to believe that this is the right plan for both companies and we did it at the right time.

Unidentified Speaker: You talk about on Day One after the merger that consumers will see the company as a single unit, we’ll be dealing with Sprint Nextel, not Sprint separately and Nextel separately. How does that translate to stores? Will there be separate brands for the stores or — and separate product lines because iDEN and CDMA are not exactly the same.

Unidentified Company Representative: We’re still in process of working our go to market strategy and certainly one of the functional teams that Gary alluded to is the marketing team. So we’re developing now the go to market strategy, the branding strategy and how to integrate the retail operations within that strategy.

Len Lauer: It would be our anticipation — Day One doesn’t mean the day we close the merger, that’s kind of Day Zero. Day One is when we can really put that common experience together for the customer. It is our anticipation to have a common experience in the store, that is a store that’s branded to Sprint Nextel. You go into the store if you’re a consumer customer, you’ll have a variety of options of CDMA services and iDEN services in the business section of that store. So we do anticipate in terms of providing that entrée not to have separate stores so you’d have to go to a Nextel store to get iDEN or have to go to a Sprint store to get CDMA.

Gary Forsee: I think the point is when we’re bring the combination of the 2 company’s stores together, all of a sudden our footprint goes from 800, Nextel’s goes from 700 for a combined 1,500. So the opportunity to put those products in stores and take advantage of each company’s other distribution channels, whether that’s Radio Shack or channels that Nextel has that are unique to them, and get our products seeded into each other’s stores would be a key part of that transitioning planning.

Unidentified Audience Member: Tim asked earlier to Mike Fuller about access line trends. I wanted to kind of approach that from the flip side. You’re obviously making a big bet on wireless over the long term with Nextel and with the spin-off of the ILEC. Where do you see 10 years from now wireless in relation to wireline industry-wide? You know, percent of revenues across the industry.

Gary Forsee: I’ll start and maybe Len can comment as well. I think where we will come at it from is a wireless centered point of view. So as we build, particularly for consumers, build in for the home and the capability structure with 802.11, the enablement that could then connect with the broadband facility, that would be the customer’s choice to select which medium’s in the home that they want to operate across. And wireless substitution will be, I think, a continuing key aspect of that customer’s choice for flexibility and mobility and the services to go along with that.

Our opportunity is to create in the home and for business customers a common experience across those 2 platforms. And so whether it’s a notion of bring your own broadband to make that connection or whether it’s partnering, in our case more over time with cable companies to create a common experience, I think that’s where the real key differentiation will be. And whether it’s a wireless minute in the future or a minute that could travel across either platforms won’t be as significant as will be how will companies come at creating a better user experience, one that’s more integrated, which I think a lot of customers are clamoring for in this environment.

But suffice to say who would have expected 4 or 5 years ago that 40-plus% of the long distance minutes would now be carried on wireless devices and wireless networks. So I think the trend that we consider and expect today we would probably tend to under-gun, would be my bet, 5 to 10 years from now the traffic that will be associated with mobility, whether that’s on a 4G network, 3G, 2.5G or whatever.

Len Lauer: I think the other opportunities for wireless (inaudible) and looking at penetration that the U.S. is going to peak out at 70 or 73% penetration. And we don’t really see the opportunities or we don’t comprehend the opportunities that are there for multiple devices per person. So I carry an air card around, I carry a PDA, I also have a consumer handset. When I think of my kids that are playing the gaming devices and they have their friends come over to the house, they come over, the first thing they do is they go to the Xbox or to the PS2s. Why can’t we network those devices so they can go ahead and game on a network basis? Why can’t we take the iPod, which has been very, very successful, assuming you deal with digital rights management, be able to use it from device to device?

So I think when you start to think of wireless and how it can interconnect in a consumer electronics world and also in a business world for a lot of different devices, you start to get off of this constrainer of saying 70% or 72% wireless penetration because you look at a lot more potential from an ARPU standpoint plus the convergence piece of working with cable or other providers to make this easy to use and simple for the customers.

Gary Forsee: Maybe 1 final point. Most of our business casework, whether it’s been justifying 1xRTT, our vision platform, our DO platform, for that matter, have all been based on trends that heretofore have been predominantly consumer trends on streaming video and the picture capabilities and so forth. Again, I think one of those trends 5 to 10 years from now will be just as we see business customers coming on to our campus in Kansas City and talking about applications that heretofore we only thought about being in a fixed wired environment, but in the future with more broadband capability in the wireless and more security for those applications, all of a sudden the business applications that again have been tied to a fixed network and we’ll have the opportunity to play both sides of that with our IP capability. But more and more wireless will be an important part of that business decision for moving data.

Unidentified Audience Member: Thanks. This is a question for Bob. Again on pensions, 2-part question and then I have a follow-up. Are Sprint PCS employees on defined benefit plans? And of the $300 million pension contribution that you anticipate making over the next 2 years, assuming the Local spin-off occurs as expected, what percentage of that would be born by the Local unit?

Unidentified Company Representative: First of all we said roughly half of our pension expense goes to Local. As we look past the point of the merger, what ultimately happens to the pension plan for Sprint Nextel is not yet determined and that will require extensive further evaluation. I don’t know the exact split on the funding relative to which group of employees that impacts. But again, we did say we put 300 million in January this year. Our plan, disregarding the merger, would be to put another 300 million in ‘06 and 300 million in ‘07. During ‘06 and ‘07 we’ll also yield a very large tax benefit from our prior contributions of roughly $480 million, so you get a cash tax benefit of $480 million, you make a contribution of 600, you net out at 120 million across the 2 years ‘06 and ‘07.

Unidentified Audience Member: Just a follow-up for Len. The IBM customer care agreement for the PCS, do you anticipate that that’ll be extended to Sprint Nextel and would you expect additional cost savings to come from that agreement if it is extended? Thanks.

Len Lauer: Nextel today already has a customer care agreement in place with IBM. I haven’t seen the details of it for reasons that we can’t for legal reasons, but it’s similar to the structure that we have. So I think the combination that would look at how do we scale that to be larger and how do we take advantage of what’s worked well for Nextel, what’s worked well for Sprint, and take the best of both and put them together. So it’ll just be larger scale, taking best approach between the 2.

Michael Bowen: Yes, thank you. Michael Bowen at FDR. I realize you probably can’t answer this question directly, but if you can help us think about it. Nextel Partners obviously is owned 32% by Nextel. There’s a lot of uncertainty with regard to that company at this point. So can you help us think about rather than waiting until the triggering event when the deal closes, is there a possibility that either you or Nextel probably could, but could you, as a combined entity, approach them ahead of time and try to remove some of that possible 6-month process after this deal closes to figure out what happens with Nextel Partners? And quickly a second question. With regard to headcount, I don’t recall — if you can help us think about headcount reduction as a part of the 4.4 billion SG&A or any other of the net present value synergies? Thanks.

Gary Forsee: On the headcount, we have stayed away at this point in time from declaring what that number will be. There will a number associated with that and it will be a sizable number. But I think, unlike an announcement of a couple of weeks ago, we felt it was premature to start going down that path until we had had the transition team have a chance to get enough specific information. Because again, this is a story about growth and our ability to manage multiple networks, our ability to manage across 2 disparate, at this stage, wireless bases, 1 being business oriented and 1 being consumer. So we didn’t want the message to be out there that this was about cost and headcount reductions. It’s about growth. But rest assured, as we work our way through those transition teams and understand the synergies will be partially derived from headcount, that will be a factor, but that’s not the key headline story. But it is certainly implied in those numbers.

Len earlier talked about both partners and affiliates and let me just add to that by saying that both of those strategies have been very important to Sprint on the affiliate side and Nextel with Nextel Partners. So we’re being very careful to be sure that we convey that message to both of those entities at this point in time. And to allow them time to digest the strategy, which, I think frankly, as you hear the story, then that will again perhaps be a controlling effect on how they think about what they want to have occur from their investment standpoint post merger. But really the ball will be primarily in their court to make any moves ahead of the merger closing if they saw that was an opportunity. And certainly we want to be sure that we work with them very cooperatively to be sure it’s in their interests as well as in the interests of what will be Sprint Nextel. But we’re being very, very careful because this has been a very strategic part of both companies and it’s helped us perform and achieve the benefits that we have. And it’ll be an important part of that strategy in the future.

Len Lauer: I think also you asked would we approach Nextel Partners as a combined company. Just to emphasize the point, we’re not a combined company. We are separate companies; we won’t be combined until we gain the regulatory and antitrust approvals. So that’s something we can’t do until we receive necessary approvals.

Unidentified Audience Member: Gary, in your introduction you talked about the growth characteristics of this merger and obviously you don’t have exact overlap in the target customer segment, there’s different technologies, market leadership across different metrics. There should be tremendous growth opportunity. Yet when you look at the synergy page, you see 700 million of revenue synergies net present value and I would think, understanding you said that’s something you hoped to exceed, I would think that that number would, in your own mind, understanding what you have to put the page and being conservative, et cetera, through things like churn reduction, through things like the cross-selling, through things like the spectrum, who knows (inaudible), I would think that number would be far greater than 700 million. I think there’s some confusion in the market in that we’re pitching this as a growth merger, yet revenue synergies are such a small part of the synergies. Can you talk further about this and help us better understand how you’re looking at this, maybe forgetting the math, but at least helping me understand why this part is so small and how your expectations up or down compare with this?

Gary Forsee: Well, a couple of points. I think first would be that we’re combining in a wireless centric manner 2 companies that combined will have a revenue profile representing 80% of our overall revenue stream. So the simple math would be putting together 2 companies with several-digit wireless growth, therefore the resulting company is going to have a very significant portion of its overall revenue coming from that particular asset group. So that would be what’s really conveyed in my message up front about the wireless growth profile, which is where the industry growth today is currently from, setting aside DSL and other new investments. So beyond that, as you suggest, as we work our integration plans and understand the opportunity to reduce churn, all those would be factored, to some degree, in our current plans that we have. And certainly Nextel has one of the lowest churn rates in the industry.

And the other opportunity we have is to cross-sell and utilize our long distance network asset in ways that heretofore Nextel hasn’t either had that opportunity or taken that opportunity on to find those revenue opportunities. So I think the point is fair that this revenue picture that we have will be unique and our ability to cross-sell and ability to take advantage on an incremental basis of the opportunity to put the products in each other’s sales channels and so forth. But that is work that is done. Some of that is factored into the 700 million, but one of the reasons that we’re confident that our 12 billion, 12-plus billion overall synergy number will be something that would be readily achieved.

Steve Nielsen: The only comment I would add is as we put the merger together, it’s much easier to focus in that few weeks time on the cost side. And I think the revenue optimization takes more strategic work on your go to market plan, your product portfolio, and that work’s being done now by the integration team.

Unidentified Audience Member: Two questions. First, with regard to the proxy timeline, I think you mentioned that you expect to file proxy late May for that. On the slide it said you should be done within Q1 ‘05. Can you clarify on that?

Gary Forsee: Yes, we’ll have a preliminary proxy likely in the late February timeframe. That would be followed up by the final proxy, which typically has a 6-week or so period of time before the shareholder votes. So think about that timeline for the final proxy in the late March, early April timeframe, followed by a shareholder vote, shareholder meetings in both companies at the end of May.

Unidentified Audience Member: Okay. Second question is with regard to the dividend policy of the pro forma wireless entity, Sprint Nextel. As was just discussed, it seems like most of the revenues would be almost exactly offset by the integration costs. My point is that you’re saying your no dividend policy is based upon the pro forma, primarily wireless revenue contribution and a growth profile. But it seems that the merger doesn’t really change the growth profile of either Sprint or Nextel. So why would you cut your dividend to 0 going forward? And I just wanted to mention that there are other wireless companies, such as Vodafone, which pays a healthy dividend, I think it’s north of 2%, to their shareholders. And I just want to understand what you think about that. Thanks.

Gary Forsee: Well, as Bob indicated earlier, this will be a company that will be headlined around growth. And that growth profile in a number of contexts would be the offset to the decision at the time of the announcement to not pay a dividend into the new company. What we have also said along the way is that the Board of Directors of the new company will have the opportunity to continue to look at the cash performance, the cash generation of the company, the uses of cash and capital that the new company will have, and they have the opportunity to make decisions along the way that could be different than what we view at this point in time based on how we view the cash needs.

So you used the term policy. I think that’s too strong a term to use. That is our view at this stage that that would be the case that we would not pay a dividend. But it would be certainly an opportunity for the Board of Directors of the new company to continue to review that, just as any company would, about what the uses of the cash would be, dividend or other uses, that could be material after the close of the spinco.

Bob Dellinger: I’d like to add just 1 comment. Clearly, Sprint’s growth profile does change. We spin-off Local, our profile will significantly improve because of that change.

Put the 2 companies together, you get 2 wireless businesses, both growing in the low double-digit range. This is a very high growth company and so it is different than what Sprint is stand-alone today.

Unidentified Audience Member: Can you help us better understand the capital intensity of the wireless business? If you look past the merger integration, past the spectrum swap, what level of CapEx do you think is a steady state for the wireless business? And then what’s the incremental level, the trunk that you think we’re going to have on top of that over the next couple of years?

Len Lauer: I think probably for the industry, probably in the mid — in terms of once you get past these incremental investments, whether it’s Cingular and their incremental investments this year, us where we kind of peak out in the ‘06 – ‘07 we extend out DOA across our entire network. But get past that, you’re probably mid teens, 15, 16, 17% of revenue. Probably reasonable in CapEx.

Unidentified Audience Member: And it’s not going to be lower because you’re going to be twice as large?

Unidentified Company Representative: I think you’ve got to really balance in terms of what you’re trying to get done in the marketplace. I think a key focus for us as the new company, Sprint Nextel, going forward is to have one of the best networks out there, both in terms of coverage, breadth of coverage, and also depth of that coverage. And the questions about advertise and what Verizon does, what Cingular’s done, we think we can make a pretty strong claim there as a new company. So we don’t — when we get the synergies, we had opportunities in the synergies to say let’s cut back on CapEx and we decided not to do that. And we decided that table stakes is we need to have one of the best, if not the best, network out there. And I think you’ll see that in the new company.

Unidentified Audience Member: Thank you. To the extent you can comment at all on Sprint and mobile, what would be the launching of an IPO given that wireless growth is generally perceived as not going towards the use market. Why not keep that cash flow if it’s a profitable business? Thank you.

Unidentified Company Representative: I think we’re in a great position with Virgin Mobile and really we complement the management team, Dan Schulman and his team, what they’ve created. And we feel very good about our partnership with Richard Branson and Virgin in terms of our ownership. We’re in a kind of a nice position; we get the network economics in terms of MVNO and they’re paying us on a per minute basis. That will continue. And then the other side is just kind of an equity decision in terms of what’s the best way to use the equity we have in that company. We haven’t made any announcements as to what we’re going to do. We have different options, which is to stay the way we are, there is an option in terms of going public. If that was decided by the Board of Directors of Virgin, the 2 parents, it would be really based on getting some of the investment back. But you can still say there are large equity holders in the public side of this, it would give increased branding to Virgin Mobil here in the U.S., increased notoriety. So we’re actually in a pretty good position and really thanks to Dan and his team and our partners with Branson and his team that put us here. We’ve got a lot of different options there.

Kurt Fwakes: Okay, thanks. That’s going to end our panel. You folks leaving, I would just point out, Gary’s going to give the secret messages now, so you’ll want to stay to the very end here.

Gary Forsee: Don’t worry; I’m not going to try to recap the entire morning. But let me say a couple of closing words. You had a chance to see a number of management teams come before you in the course of the year. I think what I would suggest to you is that this management team in the course of last year did what we said we were going to do. We delivered what we said we were going to deliver as it relates to 2004. So as you look at this checklist, just to remind you again of the activity that we said we were going to take on in the course of the year, that if we did that, it would position us better for our strategic option. And the results of the actions of the leadership team and all of our spin associates, you can tick down that list of activities that again were consummated by the realization that we had a common shared vision with Nextel and, as a result of that, had decided to merge our companies and, as a result of that, decided to spin off our Local business. So the point is that this team delivered on what we said we were going to do and I think sets us up for this year to again suggest to you what our key priorities are.

So as I laid out on the front end what I thought were the important activities, you heard Len, you heard Bob, you heard Howard, you heard Mike, you heard Tim, you heard Kathy, you heard our teams talk about how that then works its way into their business units’ specific plans, this is our plan. And suffice to say we’re also going to have our second day job, which will be the merger integration activity, which will be consuming in and of itself, but rest assured we are focused, just as we were in 2004, in delivering back to you, our investors, to our customers, to our employees, that are expecting us to again stay on top of our game as we continue to position ourselves for the future.

So I want to thank you for your attention this morning. I know you have lots of demand on your time and lots of headlines to pay attention to, but we appreciate your time and interest in Sprint. And we’ll look forward to coming back to you next year and reporting on our progress as Sprint Nextel and as our spun Local business at that stage.

Thank you. Have a good day.

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